iTech Capital Corp.

02 JUL 11

March 8, 2002

02042507

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

RE: **<u>iTech Capital Corp. - Reg. No. 82-3200</u>**

Dear Sirs:

Enclosed please find a copy of the revised notice of the Annual and Special General Meeting to be held on April 25, 2002.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

Enclosure

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C:\Karla_c\2002 iTech\Fairchild\Letters\SEC\SEC-Notice of Annual and Special General Meeting-Mar-8-02.doc

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

March 8, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs: ****REVISED****

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:	**ITech Capital Corp.** **(Cusip 465626109)**
Meeting:	**Annual & Special General Meeting (Revised)**
Record Date:	**March 11, 2002**
Meeting Date:	**April 25, 2002**

If you require further information, please contact:

"Anissa Rimer-Ly"

Anissa Rimer-Ly
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Northwest Territory
cc: Yukon Territory
cc: Nunavut

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